UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for May 2019

On a YoY basis, passenger traffic increased 6.9% in Mexico, 9.3% in Puerto Rico and 13.7% in Colombia

Mexico City, June 5, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for May 2019 increased 8.6% when compared to May 2018. Passenger traffic rose 6.9% in Mexico, 9.3% in Puerto Rico and 13.7% in Colombia.

This announcement reflects comparisons between May 1 through May 31, 2019 and 2018. As well as figures for 2019.Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	May		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	2,665,172	2,848,990	6.9	14,061,979	14,563,229	3.6
Domestic Traffic	1,314,755	1,466,844	11.6	6,060,848	6,477,882	6.9
International Traffic	1,350,417	1,382,146	2.3	8,001,131	8,085,347	1.1
San Juan, Puerto Rico	710,605	776,383	9.3	3,264,857	3,829,801	17.3
Domestic Traffic	643,154	693,694	7.9	2,951,109	3,437,127	16.5
International Traffic	67,451	82,689	22.6	313,748	392,674	25.2
Colombia	828,652	941,985	13.7	4,021,865	4,578,218	13.8
Domestic Traffic	703,252	798,142	13.5	3,401,904	3,898,187	14.6
International Traffic	125,400	143,843	14.7	619,961	680,031	9.7
Total Traffic	4,204,429	4,567,358	8.6	21,348,701	22,971,248	7.6
Domestic Traffic	2,661,161	2,958,680	11.2	12,413,861	13,813,196	11.3
International Traffic	1,543,268	1,608,678	4.2	8,934,840	9,158,052	2.5

ASUR Page 1 of 3

Mexico Passenger Traffic
		May		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,314,755	1,466,844	11.6	6,060,848	6,477,882	6.9
CUN	Cancun	733,343	792,854	8.1	3,268,256	3,437,052	5.2
CZM	Cozumel	11,585	20,852	80.0	60,698	79,459	30.9
HUX	Huatulco	55,305	67,938	22.8	272,482	302,344	11.0
MID	Merida	185,908	226,763	22.0	879,149	1,017,510	15.7
MTT	Minatitlan	17,516	12,453	(28.9)	78,389	58,497	(25.4)
OAX	Oaxaca	64,457	83,500	29.5	338,713	385,773	13.9
TAP	Tapachula	25,877	31,163	20.4	120,806	150,177	24.3
VER	Veracruz	121,280	122,445	1.0	561,678	555,526	(1.1)
VSA	Villahermosa	99,484	108,876	9.4	480,677	491,544	2.3
International Traffic		1,350,417	1,382,146	2.3	8,001,131	8,085,347	1.1
CUN	Cancun	1,290,911	1,327,014	2.8	7,513,129	7,594,936	1.1
CZM	Cozumel	26,031	19,919	(23.5)	200,312	202,711	1.2
HUX	Huatulco	2,197	2,891	31.6	98,750	97,694	(1.1)
MID	Merida	15,261	13,645	(10.6)	97,272	90,278	(7.2)
MTT	Minatitlan	587	659	12.3	2,769	3,035	9.6
OAX	Oaxaca	6,190	9,737	57.3	40,588	56,587	39.4
TAP	Tapachula	1,171	914	(21.9)	7,081	5,156	(27.2)
VER	Veracruz	5,188	5,627	8.5	26,211	26,784	2.2
VSA	Villahermosa	2,881	1,740	(39.6)	15,019	8,166	(45.6)
Traffic Total Mexico		2,665,172	2,848,990	6.9	14,061,979	14,563,229	3.6
CUN	Cancun	2,024,254	2,119,868	4.7	10,781,385	11,031,988	2.3
CZM	Cozumel	37,616	40,771	8.4	261,010	282,170	8.1
HUX	Huatulco	57,502	70,829	23.2	371,232	400,038	7.8
MID	Merida	201,169	240,408	19.5	976,421	1,107,788	13.5
MTT	Minatitlan	18,103	13,112	(27.6)	81,158	61,532	(24.2)
OAX	Oaxaca	70,647	93,237	32.0	379,301	442,360	16.6
TAP	Tapachula	27,048	32,077	18.6	127,887	155,333	21.5
VER	Veracruz	126,468	128,072	1.3	587,889	582,310	(0.9)
VSA	Villahermosa	102,365	110,616	8.1	495,696	499,710	0.8

Passenger Traffic, San Juan Airport (LMM)
		May		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		710,605	776,383	9.3	3,264,857	3,829,801	17.3
Domestic Traffic		643,154	693,694	7.9	2,951,109	3,437,127	16.5
International Traffic		67,451	82,689	22.6	313,748	392,674	25.2

Colombia Passenger Traffic Airplan
		May		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		703,252	798,142	13.5	3,401,904	3,898,187	14.6
MDE	Rionegro	497,674	578,881	16.3	2,383,611	2,817,461	18.2
EOH	Medellin	83,321	84,467	1.4	414,248	419,264	1.2
MTR	Monteria	71,382	78,531	10.0	350,192	390,782	11.6
APO	Carepa	16,506	19,407	17.6	78,389	85,495	9.1
UIB	Quibdo	27,371	29,960	9.5	141,140	147,174	4.3
CZU	Corozal	6,998	6,896	(1.5)	34,324	38,011	10.7
International Traffic		125,400	143,843	14.7	619,961	680,031	9.7
MDE	Rionegro	125,400	143,843	14.7	619,961	680,031	9.7
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		828,652	941,985	13.7	4,021,865	4,578,218	13.8
MDE	Rionegro	623,074	722,724	16.0	3,003,572	3,497,492	16.4
EOH	Medellin	83,321	84,467	1.4	414,248	419,264	1.2
MTR	Monteria	71,382	78,531	10.0	350,192	390,782	11.6
APO	Carepa	16,506	19,407	17.6	78,389	85,495	9.1
UIB	Quibdo	27,371	29,960	9.5	141,140	147,174	4.3
CZU	Corozal	6,998	6,896	(1.5)	34,324	38,011	10.7

ASUR Page 2 of 3

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

ASUR Page 3 of 3

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: June 05, 2019